SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 04, 2004

PetroKazakhstan Inc.

(Translation of registrant’s name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 04, 2004
PetroKazakhstan

By:	/s/ Ihor Wasylkiw

Ihor Wasylkiw, P. Eng. Vice President Investor Relations

NEWS RELEASE

FOR IMMEDIATE RELEASE – March 04, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Fourth Quarter and Year 2003 Financial Results

CALGARY, Alberta – PetroKazakhstan Inc. (“PetroKazakhstan”) announces its financial results for the three months ending December 31, 2003 and for the year ended December 31, 2003. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:

•	Record year of production, earnings and cash flow

•	Completion of significant capital projects including the KAM pipeline, the Kumkol gas-fired power plant and the Shymkent VGO production unit

•	Material reduction of transportation costs

•	Expansion of transportation routes including CPC and new routes to China and Iran

•	Appraisal of North Nurali discovery

•	Adoption of a regular quarterly dividend policy

FINANCIAL HIGHLIGHTS:

(in millions of US$ except per share amounts)	Three Months ended December 31		Year ended December 31
	2003	2002	2003	2002
Gross Revenue	310,648	256,659	1,117,324	825,350
Net income	90,320	45,138	317,488	162,568
Per share (basic)	1.16	0.56	4.06	2.01
Per share (diluted)	1.11	0.54	3.92	1.93
Cash flow	111,539	56,380	399,931	216,794
Per share (basic)	1.43	0.70	5.12	2.68
Per share (diluted)	1.38	0.67	4.92	2.57
Weight Average Shares Outstanding
Basic	77,827,328	80,291,859	78,149,903	80,853,597
Diluted	81,110,704	83,572,269	81,292,206	84,200,536
Shares Outstanding at End of Period	77,920,226	78,956,875	77,920,226	78,956,857

The Company announces fourth-quarter 2003 net income of $90.3 million ($1.16 per share) after one-time tax charges of $8.7 million compared with $45.1 million ($0.56 per share) for the same period in 2002. Cash flow for the fourth quarter of 2003 was $111.5 million ($1.43 per share) versus $56.4 million ($0.70 per share) for the same period in 2002.

For the year ended December 31, 2003, net income was $317.5 million ($4.06 per share) compared with net income of $162.6 million ($2.01 per share) in 2002. Cash flow for the year was $399.9 million ($5.12 per share) compared to $216.8 million ($2.68 per share) for 2002.

The Company had record net income in 2003. Higher production, improvements in the Company’s transportation costs and higher prices all contributed to the higher earnings.

As at December 31, 2003 there were approximately 1.9 million barrels of non-Free Carrier Agreement (“non-FCA”) sales incomplete and in inventory, this reflects the dramatic increase of non-FCA sales. This led to the deferral of an estimated $15.6 million of net income (or $0.20 per share) into the first quarter of 2004. By the end of 2003 there were no crude oil sales sold on an FCA basis.

UPSTREAM OPERATIONS REVIEW

Production

As previously announced, for the fourth quarter 2003, production averaged 164,559 barrels of oil per day (“bopd”) and for the year as a whole production averaged 151,349 bopd. This represents an 11.4% increase versus 2002.

Production costs were $1.19 per barrel, as compared to $1.22 in 2002.

Current production is reduced by some 20,000 bopd down to a current rate of 145,000 bopd, due to technical issues regarding the production regime of 19 border wells between Kumkol South (PetroKazakhstan 100% owned and operated) and Kumkol North (PetroKazakhstan and LUKoil joint venture, operated by Turgai Petroleum). A technical solution, which calls for monitoring of well pressures without loss of production or reserves from Kumkol South and would allow the currently shut in wells to resume production without delay, has been presented to the competent technical authorities and is waiting for ratification.

Exploration and Appraisal

Two further wells were drilled to delineate the North Nurali field. NN6, located to the west at a deeper horizon encountered 5 zones in the expected sand intervals but flow rates could not be obtained from the tight reservoir. Fracture stimulation is being designed to evaluate commerciality. As previously disclosed, fracture stimulation increased production from 300 bopd to 1,500 bopd in the North Nurali 2 well. NN8, drilled to delineate the southern extent of the field encountered wet sands. Further appraisal wells and fracture stimulation are planned after new seismic interpretation. A pilot production phase will be initiated in the second quarter of 2004 with extended periods of production in preparation for the design and implementation of full field development.

An exploration well was drilled in the Dongelek prospect in the Saralyn graben, previously designated as Lead A to the north of the Kumkol field. Reservoir quality sands were found but were water bearing.

A deep well in the Aryskum field will be drilled in March.

Well Kyzylkiya 34 (“KK34”), drilled in the newly acquired License 952 (the “Kolzhan License”) to a depth of 1,530 meters, flowed light oil at rates up to 350 bopd on a restricted choke. Reservoir pressure and fluid analysis confirms direct communication with the main Kyzylkiya field to the south.

Reserve Report

National Instrument 51-101 (Standards of Disclosure for Oil and Natural Gas Activities) in Canada has redefined the manner in which companies are required to report their reserves. NI 51-101 establishes new and stricter definitions for proven, probable and possible reserves. Although eligible for an exemption from the standards imposed by NI 51-101, the Company has continually sought to provide the highest level of disclosure to its shareholders and as such has complied with the new policy.

Under the new standards, total proved reserves have decreased by 7.8 million barrels from 356.3 to 348.5 million barrels. Proved plus Probable reserves have decreased from 518.3 million barrels to 490.0 million barrels as of January 1, 2004. This represents an 86% and 49% replacement of 2003 production (55.24 million barrels) for the proved and proved plus probable categories respectively. Corresponding reserve life indices are 6.3 and 8.9 years.

Additionally gas reserves of 5.5 million barrels oil equivalent (boe) are now recognized as the development plans for these reserves are underway, following the start-up of the new 55 megawatt gas-fired power plant at Kumkol.

Fundamentally PetroKazakhstan does not see a decrease in its reserve base but rather views the 2003 reserves as a more conservative estimate of the Company’s resource base. The independent assessment by McDaniel & Associates Consultants Ltd. increases PetroKazakhstan’s reserves in a number of key areas but reduces reserves or does not credit the company with reserves that in the past would have been added to the resource base. In particular, while the Company is pleased with the results of its appraisal program in North Nurali, the independent reserve auditors have not recognized this success at this stage.

McDaniel & Associates estimate that PetroKazakhstan’s proved plus probable plus possible reserves as of January 1, 2004 is now 725.3 million barrels. The Company will continue to focus on the movement of reserves from the possible category to the probable and proved categories. A continuation of our successful exploration program will be key to these reserve enhancements.

Five year finding and development costs were $1.85/bbl for proved reserves plus probable reserves and $1.54/bbl for proved reserves.

TRANSPORTATION OF CRUDE OIL TO EXPORT MARKETS

The Company has continued to successfully expand the options available with regard to the export of crude oil. Shipments to Iran continue and are expected to grow to their contractual maximum of 21,200 bopd (one million tonnes) by mid 2004. The capacity at Rey terminal will be further increased during the first half of 2004 to ensure there is sufficient spare capacity to handle the fluctuations in rail car arrival. Additionally, exports by our Turgai Joint Venture (50%) through the Caspian Pipeline Consortium (“CPC”) pipeline started in October 2003, increased steadily and will reach 31,000 bopd (gross) in March 2004.

REFINERY OPERATIONS AND REFINED PRODUCT SALES

The Shymkent refinery continued to achieve further gains in operating efficiency particularly through energy savings and yield improvements.

Refining costs were $0.51 per barrel as compared to $0.80 per barrel in 2002.

The Vacuum Distillation Unit (VDU) was completed and started successfully in test mode. The production of Vacuum Gas Oil (VGO) will reduce the production of mazut, a low value product which is in excess supply in the region and will add value as VGO is a highly desirable and high value feedstock for refineries equipped with catalytic cracker units. Over the last two years and prior to the start-up of the VDU, the mazut yield had been reduced from 42% to approximately 30%. Subject to market conditions, the VDU provides the flexibility to reduce the mazut yield as low as 14%.

Product prices for the full year 2003 returned approximately to the levels seen in 2001 after their decline in 2002. This return reflected increases in Russian refined product prices and strong economic growth in the region.

DIVIDEND POLICY

The Board of Directors has decided to introduce a regular quarterly dividend policy, following recent trends in its peers group.

The first regular quarterly dividend was declared at Canadian $0.15 per share to shareholders of record on April 16, 2004, and will be paid on May 3, 2004.

ANNUAL GENERAL MEETING

PetroKazakhstan advises that the Annual General Meeting of Shareholders will be held at 11:00 am Mountain time (1:00 p.m. Eastern) on Tuesday, May 4, 2004 at the Hyatt Regency Hotel on Stephen Avenue Walk, 700 Centre Street S.E., Calgary, Alberta, Canada. Only shareholders of record on April 2, 2004 will be entitled to vote.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the Fourth Quarter of 2003 is available on the Company’s website and can also be obtained on application from the Company.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade on the New York Stock Exchange, The Toronto Stock Exchange, the London Stock Exchange, and the Frankfurt exchange under the worldwide symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas H. Gay Senior Vice President Finance and CFO +44 (1753) 410-020 +44 77-48-633-226 (cell)	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations-Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS, (DEFICIT)

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) UNAUDITED

	Three months ended December 31		Years ended December 31
	2003	2002	2003	2002
REVENUE
Crude oil	180,754	161,508	621,126	481,114
Refined products	121,557	92,163	481,326	332,639
Service fees	7,341	2,147	11,532	9,646
Interest income	996	841	3,340	1,951

	310,648	256,659	1,117,324	825,350

EXPENSES
Production	15,555	18,927	65,516	60,596
Royalties and taxes	28,146	25,005	82,295	68,714
Transportation	53,396	63,670	224,987	163,801
Refining	4,618	4,114	15,539	21,721
Crude oil and refined product purchases	14,066	22,913	56,460	73,327
Selling	7,390	4,529	26,540	23,253
General and administrative	18,135	16,609	58,489	58,879
Interest and financing costs	6,818	9,395	35,579	35,473
Depletion and depreciation	21,107	16,024	81,985	45,088
Foreign exchange (gain) loss	(1,757)	462	(5,333)	2,233

	167,474	181,648	642,057	553,085

INCOME BEFORE UNUSUAL ITEMS	143,174	75,011	475,267	272,265

UNUSUAL ITEMS
Arbitration settlement	—	—	—	7,134

INCOME BEFORE INCOME TAXES	143,174	75,011	475,267	265,131

INCOME TAXES (Note 12)
Current provision	56,236	36,102	165,379	100,808
Future income tax	(3,898)	(6,625)	(9,938)	(313)

	52,338	29,477	155,441	100,495

NET INCOME BEFORE NON-CONTROLLING INTEREST	90,836	45,534	319,826	164,636
NON-CONTROLLING INTEREST	516	396	2,338	2,068

NET INCOME	90,320	45,138	317,488	162,568
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	294,733	48,877	78,821	(66,366)
Normal Course Issuer Bid	—	(15,186)	(11,232)	(17,350)
Preferred share dividends	(8)	(8)	(32)	(31)

RETAINED EARNINGS, END OF YEAR	385,045	78,821	385,045	78,821

BASIC NET INCOME PER SHARE (Note 13)	1.16	0.56	4.06	2.01

DILUTED NET INCOME PER SHARE (Note 13)	1.11	0.54	3.92	1.93

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

UNAUDITED

	2003	2002
ASSETS
CURRENT
Cash (Note 5)	184,660	74,796
Accounts receivable (Note 6)	150,293	92,431
Inventory	36,920	40,529
Prepaid expenses	44,901	44,594
Current portion of future income tax asset	14,697	9,049

	431,471	261,399
Deferred charges	6,729	5,321
Restricted cash (Note 7)	35,468	—
Future income tax asset	24,815	24,529
Property, plant and equipment	527,136	405,479

TOTAL ASSETS	1,025,619	696,728

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	88,422	90,522
Short-term debt (Note 9)	73,225	16,307
Prepayments for crude oil and refined products	6,652	3,540

	168,299	110,369
Long-term debt (Note 10)	246,655	281,797
Provision for future site restoration costs	6,567	4,167
Future income tax liability	13,012	17,015

	434,533	413,348

Non-controlling interest	13,091	10,753
Preferred shares of subsidiary	80	83

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	191,695	193,723
Contributed surplus (Notes 2, 11)	1,175	—
Retained earnings	385,045	78,821

	577,915	272,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,025,619	696,728

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

UNAUDITED

	Three months ended December 31		Years ended December 31
	2003	2002	2003	2002
OPERATING ACTIVITIES
Net income	90,320	45,138	317,488	162,568
Items not affecting cash:
Depletion and depreciation	21,107	16,024	81,985	45,088
Amortization of deferred charges	374	389	3,936	1,402
Non-controlling interest	516	396	2,338	2,068
Other non-cash charges	3,120	1,058	4,122	5,981
Future income tax	(3,898)	(6,625)	(9,938)	(313)

Cash flow	111,539	56,380	399,931	216,794
Changes in non-cash operating working capital items (Note 15)	(15,119)	(6,268)	(60,581)	(37,816)

Cash flow from operating activities	96,420	50,112	339,350	178,978

FINANCING ACTIVITIES
Short-term debt, net (Note 15)	(2,575)	(45,331)	5,806	(26,610)
Purchase of common shares (Note 11)	—	(20,483)	(14,848)	(23,549)
Long-term debt (Notes 10, 15)	(70,176)	(34,272)	12,364	(17,658)
Deferred charges paid	(41)	(2,850)	(3,642)	(2,850)
Proceeds from issue of share capital, net of share issuance costs	796	677	1,588	1,417
Preferred share dividends	(8)	(8)	(32)	(31)

Cash flow (used in) from financing activities	(72,004)	(102,267)	1,236	(69,281)

INVESTING ACTIVITIES
Restricted cash (Note 7)	—	—	(35,468)	—
Capital expenditures	(74,990)	(35,293)	(196,470)	(136,852)
Proceeds from sale of property, plant and equipment	—	—	1,258	—
Long-term investment	—	—	—	40,000
Acquisition of subsidiary, net of cash acquired	(38)	—	(38)	(2,853)
Purchase of preferred shares of subsidiary	—	(2)	(4)	(8)

Cash flow used in investing activities	(75,028)	(35,295)	(230,722)	(99,713)

(DECREASE) INCREASE IN CASH	(50,612)	(87,450)	109,864	9,984

CASH, BEGINNING OF PERIOD	235,272	162,246	74,796	64,812

CASH, END OF PERIOD	184,660	74,796	184,660	74,796

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS EXCEPT

WHERE INDICATED OTHERWISE)

UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management, in accordance with generally accepted accounting principles in Canada. PetroKazakhstan Inc. was formerly known as Hurricane Hydrocarbons Ltd. Its main operating subsidiaries Hurricane Kumkol Munai (“HKM”) and Hurricane Oil Products (“HOP”) were renamed PetroKazakhstan Kumkol Resources (“PKKR”) and PetroKazakhstan Oil Products (“PKOP”), respectively. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2002. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2002.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	CHANGES IN ACCOUNTING STANDARDS

Effective January 1, 2002 the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants regarding stock based compensation. The Canadian Institute of Chartered Accountants revised their recommendations and effective January 1, 2004 recognition of compensation expense using the fair value of the equity instrument granted is required. The Corporation has adopted this recommendation on a prospective basis, effective January 1, 2003 as provided under the transitional provisions. Accordingly, the Corporation has recognized compensation expense for all common stock options granted to employees and non-executive directors on or after January 1, 2003 using the estimated fair value. The Corporation has recorded compensation expense of $1.2 million in general and administrative expenses within the consolidated statements of income and retained earnings for the three months and year ended December 31, 2003 with a corresponding increase in contributed surplus within shareholder’s equity. Compensation expense for options granted on or after January 1, 2003 is recognized as compensation expense over the vesting period of the respective options. For common share options granted prior to January 1, 2003 the Corporation discloses the pro forma impact on net income and net income per share as if the estimated fair value of common stock options granted had been recognized as an expense.

3	SEGMENTED INFORMATION

On a primary basis, the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.

•	Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

The consolidated income tax impact of non-deductible interest expense of $2.6 million for the year ended December 31, 2003 ($7.5 million–2002) has been allocated to Corporate.

Three Months Ended December 31, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	205,519	—	—	(24,765)	180,754
Refined products	34,676	102,152	—	(15,271)	121,557
Service fees	5,868	1,256	217	—	7,341
Interest income	217	112	667	—	996

	246,280	103,520	884	(40,036)	310,648

EXPENSES
Production	15,555	—	—	—	15,555
Royalties and taxes	29,160	(1,014)	—	—	28,146
Transportation	53,421	(25)	—	—	53,396
Refining	—	4,618	—	—	4,618
Crude oil and refined product purchases	23,132	30,970	—	(40,036)	14,066
Selling	2,630	4,760	—	—	7,390
General and administrative	9,185	6,375	2,575	—	18,135
Interest and financing costs	6,109	695	14	—	6,818
Depletion and depreciation	16,263	4,744	100	—	21,107
Foreign exchange loss (gain)	4,910	(7,840)	1,173	—	(1,757)

	160,365	43,283	3,862	(40,036)	167,474

INCOME (LOSS) BEFORE INCOME TAXES	85,915	60,237	(2,978)	—	143,174

INCOME TAXES
Current provision	43,023	13,277	(64)	—	56,236
Future income tax	(18,079)	14,181	—	—	(3,898)

	24,944	27,458	(64)		52,338
NON-CONTROLLING INTEREST	—	516	—	—	516

NET INCOME (LOSS)	60,971	32,263	(2,914)	—	90,320

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Revenue eliminations are intersegment revenue.

Three months ended December 31, 2003	Export	Domestic	Consolidated
Crude oil	164,544	16,210	180,754
Refined products	31,348	90,209	121,557

As at December 31, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	721,859	157,474	146,286	1,025,619
Total liabilities	387,087	45,383	2,063	434,533
Capital expenditures in the quarter	71,362	7,509	248	79,119

Three Months Ended December 31, 2002

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	181,236	—	—	(19,728)	161,508
Refined products	6,345	87,885	—	(2,067)	92,163
Service fees	1,471	657	19	—	2,147
Interest income	(21)	116	746	—	841

	189,031	88,658	765	(21,795)	256,659

EXPENSES
Production	18,927	—	—	—	18,927
Royalties and taxes	19,057	5,948	—	—	25,005
Transportation	63,660	10	—	—	63,670
Refining	—	4,114	—	—	4,114
Crude oil and refined product purchases	17,609	27,099	—	(21,795)	22,913
Selling	795	3,734	—	—	4,529
General and administrative	12,108	5,401	(900)	—	16,609
Interest and financing costs	2,728	349	6,318	—	9,395
Depletion and depreciation	11,484	4,516	24	—	16,024
Foreign exchange loss	140	235	87	—	462

	146,508	51,406	5,529	(21,795)	181,648

INCOME (LOSS) BEFORE INCOME TAXES	42,523	37,252	(4,764)	—	75,011

INCOME TAXES
Current provision	22,085	11,928	2,089	—	36,102
Future income tax	(7,770)	1,145	—	—	(6,625)

	14,315	13,073	2,089	—	29,477
NON-CONTROLLING INTEREST	—	396	—	—	396

NET INCOME (LOSS)	28,208	23,783	(6,853)	—	45,138

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Three months ended December 31, 2002	Export	Domestic	Consolidated
Crude oil	145,916	15,592	161,508
Refined products	15,605	76,558	92,163

As at December 31, 2002	Upstream	Downstream	Corporate	Consolidated
Total assets	493,920	169,071	33,737	696,728
Total liabilities	148,247	36,859	228,242	413,348
Capital expenditures in the quarter	36,990	1,765	(212)	38,543

Year Ended December 31, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	729,607	—	—	(108,481)	621,126
Refined products	77,618	441,200	—	(37,492)	481,326
Service fees	9,086	2,191	255	—	11,532
Interest income	936	416	1,988	—	3,340

	817,247	443,807	2,243	(145,973)	1,117,324

EXPENSES
Production	65,516	—	—	—	65,516
Royalties and taxes	80,046	2,249	—	—	82,295
Transportation	223,000	1,987	—	—	224,987
Refining	—	15,539	—	—	15,539
Crude oil and refined product purchases	55,467	146,966	—	(145,973)	56,460
Selling	10,508	16,032	—	—	26,540
General and administrative	32,721	20,285	5,483	—	58,489
Interest and financing costs	24,226	2,576	8,777	—	35,579
Depletion and depreciation	62,954	18,849	182	—	81,985
Foreign exchange loss (gain)	2,632	(9,863)	1,898	—	(5,333)

	557,070	214,620	16,340	(145,973)	642,057

INCOME (LOSS) BEFORE INCOME TAXES	260,177	229,187	(14,097)	—	475,267

INCOME TAXES
Current provision	108,350	52,670	4,359	—	165,379
Future income tax	(25,900)	15,962	—	—	(9,938)

	82,450	68,632	4,359	—	155,441
NON-CONTROLLING INTEREST	—	2,338	—	—	2,338

NET INCOME (LOSS)	177,727	158,217	(18,456)	—	317,488

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Year ended December 31, 2003	Export	Domestic	Consolidated
Crude oil	596,673	24,453	621,126
Refined products	113,700	367,626	481,326

As at December 31, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	721,859	157,474	146,286	1,025,619
Total liabilities	387,087	45,383	2,063	434,533
Capital expenditures for the year	183,134	19,070	1,009	203,213

Year Ended December 31, 2002

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	566,033	—	—	(84,919)	481,114
Refined products	97,761	266,420	—	(31,542)	332,639
Processing fees	5,610	3,423	613	—	9,646
Interest and other income	282	217	1,452	—	1,951

	669,686	270,060	2,065	(116,461)	825,350

EXPENSES
Production	60,596	—	—	—	60,596
Royalties and taxes	61,400	7,314	—	—	68,714
Transportation	163,791	10	—	—	163,801
Refining	—	21,721	—	—	21,721
Crude oil and refined product purchases	68,758	121,030	—	(116,461)	73,327
Selling	6,815	16,438	—	—	23,253
General and administrative	37,093	17,216	4,570	—	58,879
Interest and financing costs	9,023	1,514	24,936	—	35,473
Depletion and depreciation	31,647	13,347	94	—	45,088
Foreign exchange loss	1,024	995	214	—	2,233

	440,147	199,585	29,814	(116,461)	553,085

INCOME (LOSS) BEFORE UNUSUAL ITEMS	229,539	70,475	(27,749)	—	272,265

UNUSUAL ITEM
Arbitration settlement	7,134	—	—	—	7,134

INCOME BEFORE INCOME TAXES	222,405	70,475	(27,749)	—	265,131

INCOME TAXES
Current provision	71,981	26,463	2,364	—	100,808
Future income tax	256	(569)	—	—	(313)

	72,237	25,894	2,364	—	100,495
NON-CONTROLLING INTEREST	—	2,068	—	—	2,068

NET INCOME (LOSS)	150,168	42,513	(30,113)	—	162,568

Included in Upstream crude oil revenue are sales to one customer in the amount of $103.0 million.

Year ended December 31, 2002	Export	Domestic	Consolidated
Crude oil	445,290	35,824	481,114
Refined products	53,711	278,928	332,639

As at December 31, 2002	Upstream	Downstream	Corporate	Consolidated
Total assets	493,920	169,071	33,737	696,728
Total liabilities	148,247	36,859	228,242	413,348
Capital expenditures for the year	131,875	8,227	—	140,102

4	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

	Three months ended December 31, 2003
	Turgai	Kazgermunai	Total
Revenue	28,325	36,400	64,725
Expenses	22,721	27,339	50,060
Net income	5,604	9,061	14,665

Cash flow from operating activities	10,701	13,419	24,120
Cash flow used in financing activities	—	(3,301)	(3,301)
Cash flow used in investing activities	(20,436)	(10,789)	(31,225)

The revenue for the three months ended December 31, 2003 includes $5.4 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

	Three months ended December 31, 2002
	Turgai	Kazgermunai	Total
Revenue	20,143	15,262	35,405
Expenses	15,938	10,958	26,896
Net income	4,205	4,304	8,509

Cash flow from operating activities	15,654	7,648	23,302
Cash flow used in financing activities	—	(17,454)	(17,454)
Cash flow used in investing activities	(19,211)	(4,805)	(24,016)

The revenue for the three months ended December 31, 2002 includes $1.9 million price adjustments reducing export sales for the third quarter 2002. In addition, included in Turgai’s revenue for the three months 2002 is $20.6 million of crude oil sales made by Turgai and $0.5 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

	Year ended December 31, 2003
	Turgai	Kazgermunai	Total
Cash	8,370	10,432	18,802
Current assets, excluding cash	26,890	32,875	59,765
Capital assets, net	82,682	66,397	149,079
Current liabilities	76,533	11,260	87,793
Long-term debt	—	37,743	37,743

Revenue	118,167	111,860	230,027
Expenses	81,623	76,675	158,298
Net income	36,544	35,185	71,729

Cash flow from operating activities	58,566	39,089	97,655
Cash flow used in financing activities	—	(9,317)	(9,317)
Cash flow used in investing activities	(50,503)	(22,193)	(72,696)

The revenue for the year ended December 31, 2003 includes $35.9 million of crude oil sales made by Turgai to Downstream and $2.5 million of crude oil sales made by Turgai to Upstream. These amounts were eliminated on consolidation.

The revenue for the year ended December 31, 2003 includes $0.5 million of crude oil sales made by Kazgermunai to Upstream and no crude oil sales to Downstream. This amount was eliminated on consolidation.

	Year ended December 31, 2002
	Turgai	Kazgermunai	Total
Cash	307	2,854	3,161
Current assets, excluding cash	14,248	14,743	28,991
Capital assets, net	41,602	58,853	100,455
Current liabilities	24,909	4,798	29,707
Long-term debt	—	45,231	45,231

Revenue	72,938	48,284	121,222
Expenses	47,241	37,431	84,672
Net income	25,697	10,853	36,550

Cash flow from operating activities	25,420	19,264	44,684
Cash flow used in financing activities	—	(15,837)	(15,837)
Cash flow used in investing activities	(26,613)	(12,089)	(38,702)

The revenue for the year ended December 31, 2002 includes $55 million of crude oil sales made by Turgai and $6.3 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

5	CASH

As at December 31, 2002 cash included $5.7 million of cash dedicated to a margin account for the Corporation’s hedging program, which was released on January 2, 2003, when PKKR entered into a new facility agreement (Note 10).

6	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2003	2002
Trade	78,330	61,085
Value added tax recoverable	14,816	1,718
Due from Turgai	37,231	17,357
Other	19,916	12,271

	150,293	92,431

7	RESTRICTED CASH

Restricted cash is $10.5 million of cash dedicated to a debt service reserve account for the Corporation’s Term Facility (nil as at December 31, 2002). This cash is not available for general corporate purposes until the Term Facility is repaid in full (please refer to Note 10).

Restricted cash balance as at December 31, 2003 includes $25.0 million of cash dedicated to a margin account for the hedging program (Note 10).

8	ACCOUNTS PAYABLE

Accounts payable consist of the following:

	2003	2002
Trade	66,115	67,167
Crude royalties	16,133	15,929
Taxes payable	—	4,729
Other	6,174	2,697

	88,422	90,522

9	SHORT-TERM DEBT

	2003	2002
Working capital facilities	—	3,268
Current portion of term facility	35,692	—
Current portion of term loans	2,039	2,039
Joint venture loan payable	11,000	11,000
PKOP bonds (Note 10)	24,494	—

	73,225	16,307

The Corporation has four working capital facilities available totaling $72 million, that are revolving, three of the facilities are unsecured with one of the facilities secured by a mortgage on our office building in Almaty and the facilities have interest rates ranging from LIBOR plus 3.5% per annum to 14% per annum.

10	LONG-TERM DEBT

Long-term debt is represented by:

	2003	2002
Term facility	71,384	—
9.625% Notes	125,000	—
12% Notes	—	208,210
Kazgermunai debt	37,743	45,231
Term loans	12,528	15,194
PKOP bonds	—	13,162

	246,655	281,797

Term facility

On January 2, 2003, PetroKazakhstan Kumkol Resources (“PKKR”) entered into a $225.0 million term facility secured by crude oil export contracts. This facility is repayable in 42 equal monthly installments commencing July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum. PKKR has drawn $190.0 million under this facility and has chosen not to utilize the remainder. PKKR has the right to repay the facility prior to its maturity, under certain terms and conditions and is required to make mandatory prepayments when the price of crude oil exceeds $24 Brent for the preceding month. As at December 31, 2003 PKKR has repaid principal in the amount of $82.9 million, representing a $50.0 million early repayment, $8.8 million of mandatory prepayments and $24.1 million representing monthly installment repayments. When mandatory prepayments are made, monthly installments are recalculated taking into account the prepayment. The mandatory prepayments also form a cumulative prepayment credit, which may, at the option of the Corporation, be used to reduce the amount of a required monthly installment by up to 65% in the event that average Brent oil prices fall below $17.0 for the preceding month.

The estimated prepayment amount for 2004, using forward Brent prices and minimum assigned volumes is $14.0 million. This amount has not been classified as current in the balance sheet because actual Brent crude oil prices may differ significantly from forward Brent.

As a guarantor of the facility, the Corporation must comply with certain covenants including a limitation as to total debt and certain other financial covenants. The Corporation must also maintain a minimum cash balance of $40.0 million, of which an amount equal to 3 months principal and interest payments must be maintained in a security deposit account (see Note 7).

PKKR is required to hedge 450,000 barrels of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As PKKR has not drawn the full amount of the facility, the hedged volumes have been reduced to 372,500 barrels of crude oil per month for 2004.

As of December 31, 2003, the Corporation is in compliance with all covenants under the facility agreement.

Included in deferred charges as at December 31, 2003 are $2.8 million of issue costs related to the Term facility, which will be amortized over the term of the facility.

9.625% Notes

On February 12, 2003, PetroKazakhstan Finance B.V., a wholly owned subsidiary of PKKR issued U.S. $125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, PKKR and PKOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends, repurchase all or any part of the notes at the holders’ discretion in the case of the occurrence of a change of control.

Issue costs of $1.8 million and the discount on the sale of the Notes of $2.0 million are recorded as deferred charges and will be amortized over the term of the Notes.

12% Notes

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes issued on August 3, due in 2006. These Notes were unsecured, bore interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and matured on August 4, 2006. The Notes were redeemable at the Corporation’s option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes had the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.8 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market in 2001 and subsequently sold all of the Notes except for $0.4 million of the Notes, which were cancelled.

On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12% Notes. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million.

The unamortized issue costs related to the Notes of $1.4 million as at December 31, 2002 ($1.8 million as at December 31, 2001), and the discount on sale of Notes of $1.1 million as at December 31, 2002 ($0.9 million as at December 31, 2001) are recorded as deferred charges and are being amortized over the term of the Notes. These amounts were expensed upon redemption.

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. During the year ended December 31, 2003, Kazgermunai repaid $36.6 million (50% - $18.3 million) of principal and interest.

Term loans

PKKR has obtained secured term loans guaranteed by Export Credit Agencies for certain equipment related to the Kyzylkiya, Aryskum and Maibulak (“KAM”) pipeline and the Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semi-annual installments and have final maturity dates ranging from five to seven years.

PKOP bonds

On February 16, 2001 PetroKazakhstan Oil Products (“PKOP”) registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the “PKOP bonds”). The PKOP bonds have a three-year maturity, are due on February 26, 2004 and bear a coupon rate of 10% per annum. The PKOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million. On February 13, 2003, PKOP issued the remaining 115,200 Bonds for consideration of $11.3 million.

The PKOP bonds contain certain covenants including a limitation on indebtedness.

Repayment

Principal repayments due for each of the next five years and in total are as follows:

	2004	2005	2006	2007	2008	There- after	Less amounts included in short- term debt	Total long- term debt
9.625% Notes	—	—	—	—	—	125,000	—	125,000
Term Facility	35,692	35,692	35,692	—	—	—	(35,692)	71,384
Kazgermunai	—	—	—	—	—	37,743	—	37,743
Term loans	2,039	2,665	2,665	2,271	1,878	3,049	(2,039)	12,528

	37,731	38,357	38,357	2,271	1,878	165,792	(37,731)	246,655

The Kazgermunai debt does not have fixed repayment terms.

Interest Expense

	Three months ended December 31		Years ended December 31
	2003	2002	2003	2002
Interest on long-term debt (including amortization of discount and issue costs)	5,821	7,476	23,375	29,897
Interest on short-term debt (including amortization of discount and issue costs)	997	1,919	12,204	5,576

	6,818	9,395	35,579	35,473

11	SHARE CAPITAL

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class ? redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three months ended December 31, 2003		Three months ended December 31, 2002
	Number	Amount	Number	Amount
Balance, beginning of period	77,771,788	190,899	81,041,485	198,346
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	—	—	(2,165,409)	(5,297)
Stock options exercised for cash	137,525	816	73,150	694
Corresponding convertible securities, converted (c)	10,913	(20)	7,649	(20)

Balance, end of period	77,920,226	191,695	78,956,875	193,723

	Year ended December 31, 2003		Year ended December 31, 2002
	Number	Amount	Number	Amount
Balance, beginning of period	78,956,875	193,723	80,103,784	198,506
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,477,400)	(3,616)	(2,531,870)	(6,199)
Stock options exercised for cash	411,275	1,608	1,267,525	1,314
Corresponding convertible securities, converted (b)	29,476	(20)	125,756	113
Cancelled shares (c)	—	—	(8,320)	(11)

Balance, end of period	77,920,226	191,695	78,956,875	193,723

(a)	During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. This repurchase program, which was renewed on August 5, 2003, allows the Corporation to repurchase for cancellation, up to 5,775,028 common shares during the period from August 7, 2003 to August 6, 2004. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The Corporation purchased and cancelled an additional 1,477,400 at an average price of C$14.69 per share during the year ended December 31, 2003. The excess of cost over the book value for the shares purchased was applied to retained earnings.

(a)	On March 31, 2000, also in connection with the acquisition of PKOP, the Corporation issued corresponding convertible securities as follows:

Options to purchase 1,105,753 Common Shares of the Corporation at prices and terms which are identical to those options outstanding at March 31, 2000, but in each case the number of options equals 41.16% of the outstanding options. This percentage was changed to 40.80% of the outstanding options granted prior to March 31, 2000. As at December 31, 2003 there were no outstanding corresponding convertible securities (66,193 – as at December 31, 2002).

(b)	The Corporation cancelled 8,320 shares in 2002 to correct the number of shares issued on the exercise of stock options in 2001. The Corporation cancelled 153,657 of the shares issued for the acquisition of PKOP in 2001 to correct an error made upon issuance.

(c)	The Corporation maintains an incentive stock option plan (“plan”) under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan (2002- 8,076,050). The Board of Directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. The vesting periods established under the Corporation’s stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years. Granted options have a vesting period of 3-5 years, except for options granted to non-executive directors, which vest immediately.

A summary of the status of the Corporation’s stock option plan as of December 31, 2003 and the changes during the year ended December 31, 2003 and year ended December 31, 2002 is presented below (expressed in Canadian dollars):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	5,736,880	3.07
Granted	605,000	14.65
Exercised	(1,393,281)	1.09
Forfeited	(98,463)	6.73

Outstanding at December 31, 2002	4,850,136	5.01
Granted	791,000	25.82
Exercised	(440,751)	3.76
Forfeited	(84,925)	9.27

Outstanding at December 31, 2003	5,115,460	8.17

Options exercisable as at:
December 31, 2002 (as amended)	1,908,798	3.87
December 31, 2003	2,816,683	5.14

The pro forma net income per share had we recognized compensation expense using the fair value of common stock options granted for all stock options outstanding prior to January 1, 2003 follows:

	Three months ended December 31		Years ended December 31
	2003	2002	2003	2002
Net income
As reported	90,320	45,138	317,488	162,568
Compensation cost	(1,903)	(1,922)	(2,188)	(2,530)
Pro forma	88,417	43,216	315,300	160,038
Basic net income per share
As reported	1.16	0.56	4.06	2.01
Pro forma	1.14	0.54	4.03	1.98
Diluted net income per share
As reported	1.11	0.54	3.91	1.93
Pro forma	1.09	0.52	3.88	1.90

12	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation’s income before income taxes. This difference results from the following items:

	Three months ended December 31		Years ended December 31
	2003	2002	2003	2002
Statutory Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	42,952	22,503	142,580	79,539
Non-deductible amounts, net	6,666	2,248	10,141	16,230
Higher rate for Kazgermunai	2,720	—	2,720	—
Reversal of lower tax rate for South Kumkol field	—	4,726	—	4,726

Income tax expense	52,338	29,477	155,441	100,495

13	NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three months ended December 31		Years ended December 31
	2003	2002	2003	2002
Weighted average number of common shares outstanding	77,827,328	80,291,859	78,149,903	80,853,597
Dilution from options (including convertible securities)	3,283,376	3,280,410	3,142,302	3,346,939

Diluted number of shares outstanding	81,110,704	83,572,269	81,292,206	84,200,536

100,000 options were excluded from the calculation of diluted number of shares outstanding for the three months ended December 31, 2003 (774,000 options for the year ended December 31, 2003), as the exercise price was in excess of the average market price for the year. No options were excluded from the calculation of diluted number of shares outstanding for the three months and year ended December 31, 2002.

14	FINANCIAL INSTRUMENTS

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract Amount (bbls per month)	Contract Period	Contract Type	Price Ceiling or Contracted Price	Price Floor
75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
110,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
120,000	January 2005 to March 2005	IPE Future	26.30-26.52
40,000	April 2005 to June 2005	IPE Future	25.92
458,333	January 2005 to December 2005	IPE Future	25.65-25.90

The unrealized loss on these hedges is $2.8 million as at December 31, 2003.

15	CASH FLOW INFORMATION

Interest and income taxes paid:

	Three Months Ended December 31		Years Ended December 31,
	2003	2002	2003	2002
Interest paid	3,005	1,280	33,988	30,622

Income taxes paid	68,621	49,333	173,275	97,903

Changes in non-cash operating working capital items include:

	Three Months Ended December 31		Years Ended December 31
	2003	2002	2003	2002
(Increase)/decrease in accounts receivable	(3,536)	(10,524)	(57,525)	(40,144)
(Increase)/decrease in inventory	(3,458)	(10,176)	3,609	(10,583)
Decrease/(increase) in prepaid expenses	397	7,580	(306)	(27,275)
(Decrease)/increase in accounts payable and accrued liabilities	(12,785)	14,621	(9,470)	44,068
Increase/(decrease) in prepayments for crude oil and refined products	4,263	(7,769)	3,111	(3,882)

	(15,119)	(6,268)	(60,581)	(37,816)

Change in long-term debt includes:

	Three Months Ended December 31		Years Ended December 31
	2003	2002	2003	2002
Proceeds from PKOP bonds	—	—	—	—
Proceeds from term facility	—	—	190,000	—
Repayment of term facility	(66,703)	(16,000)	(82,923)	(16,000)
12% Notes sold, net of discount	—	—	—	17,195
Redemption of 12% Notes	—	—	(208,210)	—
Proceeds for sale of 9.625% Notes, net of discount	—	—	122,986	—
Repayment of Kazgermunai debt	(3,473)	(18,272)	(9,489)	(18,853)
Repayment of Canadian and US notes	—	—		—

	(70,176)	(34,272)	12,364	(17,658)

Change in short-term debt includes:

	Three Months Ended December 31		Years Ended December 31
	2003	2002	2003	2002
Proceeds from PKOP bonds	—	—	11,332	—
Proceeds from term facility	—	—	—	40,000
Repayment of term facility	—	(44,000)	—	(44,000)
Joint venture loan	—	—	—	5,000
Proceeds from working capital facilities	6,693	8,356	66,079	64,954
Repayment of working capital facilities	(9,268)	(11,687)	(71,605)	(92,564)

	(2,575)	(45,331)	5,806	(26,610)

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

As at December 31, 2003 the fair value, the related method of determining fair value and the carrying value of the Corporation’s financial instruments were as follows.

The fair value of current assets and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments.

The fair value of long-term debt is based on publicly quoted market values and current market conditions for instruments of a similar nature.

	Carrying Value	Fair Value
Long-term debt	246,489	264,155

17	COMMITMENTS AND CONTINGENCIES

Kazakhstani environment

Kazakhstan, as an emerging market, has a legal and regulatory infrastructure that is not as mature and stable as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks and uncertainties that are not typically associated with those in developed markets.

The instability associated with the ongoing transformation process to a market economy can lead to changes in the business conditions in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

Tax matters

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

In response to the Corporation’s submission, the Minister of Finance initiated the creation of a high- level Working Group between its Officials and the Corporation’s representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations. On January 22, 2004, the Working Group signed a memorandum that sets out the agreed resolution of all outstanding tax issues. Certain actions, such as amendments to hydrocarbon contracts and issuance of instruction letters must be taken to fully implement the terms of the memorandum. The terms of this memorandum are reflected in the ensuing discussion of the Corporation’s tax matters.

Assessments for 1998 and 1999

The Corporation’s subsidiaries have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments received for 1998 and 1999.

The first involved PKOP and was for approximately $8.8 million. PKOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is no possibility of further Government appeal and accordingly, no provision has been made in the consolidated financial statements for this assessment.

The second case involved PKKR and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. PKKR was unsuccessful in obtaining the agreement of the Supervisory Panel of the Supreme Court to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million total assessment in the December 31, 2002 consolidated financial statements. PKKR has been disputing the remaining $7.6 million of the $10.5 million, which relates to fines and penalties assessed, because PKKR believes there was an incorrect application of the provisions of the tax act. PKKR has paid this amount to stop the further accumulation of fines and penalties and has recorded this payment as an account receivable pending resolution of this issue. The Working Group agreed with PKKR’s position and determined that there was an incorrect application of the provisions of the tax legislation. The account receivable of $7.6 million will be recovered through offsetting current taxes payable in 2004.

Assessments for 2000 and 2001

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which were reduced through negotiations to $45.0 million (including our 50% share of Turgai Petroleum’s assessments). The Corporation does not agree with these assessments and has filed court cases disputing these amounts. The following paragraphs discuss the 2000 and 2001 assessments.

PKOP has been successful at the first level of the court system and at the Supreme Court with respect to the entire $12.5 million of its assessment. This assessment was for withholding taxes on the acquisition of an interest in the Caspian Pipeline Consortium (“CPC”) and the assessment was made despite the fact that this transaction was not completed. This case may be appealed by the Ministry of Finance.

Turgai Petroleum has been successful at the first two levels of the court system on almost its entire assessment of $12.0 million, of which $6.0 million is our 50% share. There is no possibility of further Government appeal.

The PKKR assessment was split into two cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the remainder. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas (approximately $4.5 million). The Corporation believes the claim for royalties on flared associated gas, which has no commercial value, contravenes the provisions of its Hydrocarbons Contracts. PKKR appealed to the Supreme Court and was unsuccessful. The Working Group determined that PKKR would pay royalties on produced gas volumes less gas volumes reinjected and gas consumed in operations as fuel gas. A flat 5% royalty rate is to be applied and the valuation will be based upon sales value for those volumes sold and lifting costs for the remaining volumes. PKKR has provided $0.4 million for royalties on associated gas for the years 1998-2001 and $0.2 million for 2002 and 2003. PKKR has also provided $1.8 million for the years 2000 and 2001 and made a further provision of $1.7 million for 2002 and 2003 for the remaining issues.

The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re-negotiation. The transfer pricing amount has been reduced through re-negotiation to $700,000. The second case was heard in September 2003 with PKKR being successful on almost all of the issues. The final assessment resulting from the court decision totalled $783,000 including the transfer pricing issue. The Ministry of Finance appealed to the Supreme Court, approximately $2.1 million of the assessment relating to the methodology used to revalue tax pools for currency fluctuations ($1.7 million) and the accelerated write-off of certain assets ($0.4 million). PKKR was unsuccessful at the Supreme Court. The working group did not resolve this issue as it was a matter of current litigation. The Corporation has provided for these amounts and plans to appeal to the Supervisory panel of the Supreme Court. There is no impact on following years.

Recent PKKR assessments

PKKR received an assessment for royalties on oil production during testing of the East Kumkol discovery on its exploration contract for $0.3 million and was assessed a fine of $1.3 million. The Corporation believes this assessment is without merit because the assessment is contrary to the Hydrocarbon Contract and relevant legislation. The Working Group determined that royalties on oil production under the Corporation’s exploration contract would be payable in accordance with the production contract entered into upon determination that the discovery is commercial. Royalties will be paid 30 days subsequent to signing the production contract. The Working Group determined that the assessment for royalties and the associated fine would be withdrawn. The Corporation has estimated that the royalties payable on accumulated production would amount to $0.4 and has provided for this amount.

Kazgermunai assessments

The Corporation, through its joint venture Kazgermunai, has received tax assessments for 2001 and 2002 amounting to $9.2 million (of which our 50% share is $4.6 million). Neither the Corporation nor Kazgermunai agree with these assessments, and Kazgermunai will be disputing these amounts through the legal system.

Capital expenditures commitment

Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of PKKR on or before December 31, 2002. These expenditures were to be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, the Corporation may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2002, the Corporation believes it has met this commitment. The expenditures and commitments may be subject to audit and certification by the Government of Kazakhstan.

The Corporation has assumed the rights and obligations under the PKOP privatization agreement, whereby the Government of Kazakhstan privatized PKOP. Under this agreement, the Corporation was required to invest, or cause PKOP to invest, the Tenge equivalent of $150.0 million in capital expenditures or investments by December 31, 2001.

As of December 31, 2003, the Corporation believes it has met this commitment. The Corporation is currently engaged in discussions with representatives of the Government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. The Government of Kazakhstan agrees with the Corporation’s assertion regarding $116.0 million of this commitment and is claiming the remaining obligation has not been met. If it is established that the Corporation has not met the remaining obligation, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15% of the unfulfilled obligation or $5.1 million.

Legal proceedings

The Corporation and its subsidiary PKKR were Claimants in Arbitration Proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and PKKR are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG-Erdgas Erdol Gmbh and RWE-DEA AG (the joint venture partners of PKKR in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermunai LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2003.

The Corporation had been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed was, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35.0 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2003.

The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2003.

Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”)

The ARNM alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. The Corporation has always taken the position that the ARNM does not have the right to establish prices for PKOP under the terms of the Privatization Agreement relating to the Shymkent refinery, which operates in a highly competitive environment. PKOP initiated legal proceedings to annul the ARNM claim and the court of first instance has reduced the ARNM claim to approximately $1.1 million. PKOP and the ARNM have both appealed this decision to the Supreme Court. PKOP’s position remains that the ARNM does not have the right to establish prices for the refinery and the Corporation, as the party in interest under the Privatization Agreement for the Shymkent Refinery has notified the Government of Kazakhstan that it is in breach of relevant provisions of the Privatization Agreement. The Corporation has the right to proceed to international arbitration under the terms of the Privatization Agreement.

The ARNM claimed $31 million from a group company for allegedly violating Kazakhstan’s competition law. The Corporation initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM has appealed this decision. The date to hear this appeal has not been set.

The ARNM claimed $91.4 million from group companies for allegedly violating Kazakhstan’s competition law. The judgment upheld the ARNM determination that these distributors had received unjustified revenues totaling approximately $91.4 million.

It remains the Corporation’s view that the allegations are without justification; a highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices, which are close to their historical high. Also, the prices charged by the group companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

The Corporation is considering its recourse rights under the terms of the Shymkent refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices.

The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles.

Excess profit tax

The Corporation, through its subsidiary PKKR and joint venture Turgai, is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for PKKR and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2003; it may be subject to excess profit tax for the year ended December 31, 2004 and subsequent years in certain of its fields.

Environmental matters

Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations.

The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely affect the Corporation’s operations.